Exhibit 99.3

AARON’S, INC.

2015 EQUITY AND INCENTIVE PLAN

EXECUTIVE PERFORMANCE SHARE AWARD AGREEMENT

THIS AGREEMENT is made and entered into as of the     day of March, 2015, by and between AARON’S, INC. (“the “Company”) and the eligible participant who is identified in a separate grant notice (the “Grantee”).

WITNESSETH:

WHEREAS, the Company has adopted the Aaron’s, Inc. 2015 Equity and Incentive Plan (the “Plan”), and the Plan will be submitted to the Company’s shareholders for approval; and

WHEREAS, the Grantee has been selected by the Compensation Committee (the “Committee”) to receive a grant of Performance Shares under the Plan, contingent upon shareholder approval of the Plan;

NOW, THEREFORE, IT IS AGREED, by and between the Company and the Grantee, as follows:

1.	Award of Performance Shares

1.1 The Company hereby grants to the Grantee the right to earn shares of the Company’s Common Stock, Par Value $0.50 Per Share (“Shares”) based upon satisfaction of certain performance conditions pursuant to the provisions and restrictions contained in the Plan and this Agreement (the “Performance Shares”). The grant date of this award of Performance Shares is March     , 2015 (“Grant Date”). The target number of Performance Shares granted to the Grantee is [NUMBER] (the “Target Award”. This Award is intended to be a Qualified Performance-Based Award as defined in the Plan.

1.2 This Agreement shall be construed in accordance and consistent with, and subject to, the provisions of the Plan (the provisions of which are incorporated herein by reference) and, except as otherwise expressly set forth herein, the capitalized terms used in this Agreement shall have the same definitions as set forth in the Plan. For purposes of this Agreement, employment with any subsidiary of the Company shall be considered employment with the Company.

1.3 This Award is conditioned on the Grantee’s acceptance of this Agreement, including through an online or electronic acceptance method approved by the Company. If this Agreement is not accepted by the Grantee within one month of the Grantee’s receipt of the Agreement, it may be canceled by the Committee resulting in the immediate forfeiture of all Performance Shares.

1.4 This Award is contingent upon shareholder approval of the Plan. Notwithstanding any other provision of the Plan, the Grantee will have no rights under this Agreement unless and until the Company’s shareholders approve the Plan. If the Company’s shareholders do not approve the Plan on or before December 31, 2015, this Award will be canceled and the Grantee will have no rights with respect to this Award or pursuant to this Agreement.

2.	Vesting

2.1 Performance Conditions. Subject to the terms and conditions set forth herein and in Section 2.2 below, the Grantee will be eligible to earn up to 200% of the Grantee’s Target Award based on attainment of the Performance Measures (as defined and set forth on Exhibit A of this Agreement) for the period beginning on January 1, 2015 and ending on December 31, 2015 (the “Performance Period”). If the Committee determines that the threshold level of performance for a Performance Measure was not achieved, the Grantee will immediately forfeit the Performance Shares with respect to such Performance Measure. If the Committee determines that at least the threshold level of performance for a Performance Measure was achieved, the Grantee will be eligible to earn a portion of the Performance Shares as provided on Exhibit A. The Committee will determine and certify the number of Performance Shares, if any, that the Grantee earns based on satisfaction of the Performance Measures as soon as practicable and within 75 days following the end of the Performance Period (the “Earned Award”). In all cases, the number of Performance Shares, if any, in the Grantee’s Earned Award will be rounded down to the nearest whole number of Performance Shares (as necessary). Upon the Committee’s determination of the Earned Award, the Grantee will immediately forfeit all Performance Shares other than the Earned Award. To become vested in the Earned Award, the Grantee must also satisfy the employment requirements of Section 2.2 below.

2.2 Employment Requirements.

(a) Continuous Employment. Except as provided in subsections 2.2(b) and (c) below, the Grantee will vest in the Earned Award with respect to the percentage of the Earned Award and on the dates set forth in the following table only if the Grantee remains continuously employed with the Company or any subsidiary during the period beginning on the Grant Date and ending on the applicable vesting date:

Percentage of Earned Award	Vesting Date

If the number of Shares determined based on the stated percentage is not a whole number, the number will be rounded up to the next whole number on the 1st vesting date, rounded down on the 2nd vesting date, and on the final vesting date, shall equal the total number of Shares in the Earned Award less the total number of Shares in the Earned Award that could have vested on the 1st and 2nd vesting dates.

(b) Death or Disability. If the Grantee’s employment with the Company is terminated prior to the end of the Performance Period due to the Grantee’s death or by the Company due to the Grantee’s Disability, the Grantee will vest in a pro rata portion of the Earned Award (if any) on the date on which the Committee determines the Earned Award and will forfeit the remainder of the Earned Award (if any) on such date. The portion of the Earned Award that will vest under the immediately prior sentence shall be determined by multiplying the total number of Performance Shares in the Earned Award by a fraction, the numerator of which is the total number of calendar days during which the Grantee was employed by the Company during the Performance Period and the denominator of which is 365, rounded up to the nearest whole number of Performance Shares (as necessary). If the Grantee’s employment is terminated due to death or by the Company due to Disability after the end of the Performance Period and prior to the date the Earned Award is fully vested, any unvested portion of Grantee’s Earned Award shall become fully vested and nonforfeitable as of the later of (i) the date the Committee determines the Earned Award, or (ii) the date of Grantee’s death or termination by the Company for Disability.

(c) Change in Control. In the event of a Change in Control followed within two years by a termination of the Grantee’s employment by the Company without Cause prior to the end of the Performance Period or prior to the date the Committee determines the Earned Award, the Grantee shall vest in full in the Target Award as of the date of the Grantee’s termination of employment. In the event of a termination of the Grantee’s employment by the Company without Cause within two years after a Change in Control and after the Committee has determined the Earned Award, the Grantee shall vest in the unvested portion of the Earned Award as of the date of the Grantee’s termination of employment.

(d) Other Termination of Employment. If the Grantee’s employment with the Company terminates for any reason other than as provided in (b) or (c) above, the unvested portion of the Earned Award will be forfeited on the Grantee’s termination date.

3.	Settlement

3.1 On, or as soon as practicable and no later than 60 days after, the date a portion of the Earned Award vests in accordance with Section 2 above, the Company shall deliver to the Grantee a number of Shares equal to the number of Shares in the vested portion of the Earned Award. In the case of vesting due to the Grantee’s death, the Shares shall be delivered to Grantee’s personal representative or his estate as soon as practicable and no later than 60 days after Grantee’s date of death (or if later, the date the Earned Award is determined).

3.2 The Company may deliver the Shares by the delivery of physical stock certificates or by certificateless book-entry issuance. The Company may, at the request of Grantee or the personal representative of his estate, deliver the Shares to the Grantee’s or the estate’s broker-dealer or similar custodian and/or issue the Shares in “street name,” either by delivery of physical certificates or electronically.

4.	Stock; Dividends; Voting

4.1 Except as provided in Section 4.2, the Grantee shall not have voting or any other rights as a shareholder of the Company with respect to the Performance Shares. Upon settlement of the Performance Shares with the issuance of Shares, the Grantee will obtain full voting and other rights as a shareholder of the Company.

4.2 In the event of any adjustments in authorized Shares as provided in Article 4 of the Plan, the number of Performance Shares and Shares or other securities to which the Grantee shall be entitled pursuant to this Agreement shall be appropriately adjusted or changed to reflect such change, provided that any such additional Performance Shares, Shares or additional or different shares or securities shall remain subject to the restrictions in this Agreement.

4.3 The Grantee represents and warrants that he is acquiring the Performance Shares and the Shares under this Agreement for investment purposes only, and not with a view to distribution thereof. The Grantee is aware that the Performance Shares and the Shares may not be registered under the federal or any state securities laws and that, in addition to the other restrictions on the Shares, the Shares will not be able to be transferred unless an exemption from registration is available. By making this award of Performance Shares, the Company is not undertaking any obligation to register the Performance Shares or Shares under any federal or state securities laws.

5.	Nontransferability.

Unless the Committee specifically determines otherwise, the Performance Shares are personal to the Grantee and the Performance Shares may not be sold, assigned, transferred, pledged or otherwise encumbered other than by will or the laws of descent and distribution. Any such purported transfer or assignment shall be null and void.

6.	No Right to Continued Employment

Nothing in this Agreement or the Plan shall be interpreted or construed to confer upon the Grantee any right with respect to continuance of employment by the Company or a subsidiary, nor shall this Agreement or the Plan interfere in any way with the right of the Company or a subsidiary to terminate at any time the Grantee’s employment, subject to Grantee’s rights under this Agreement.

7.	Taxes and Withholding

The Grantee shall be responsible for all federal, state and local income and employment taxes payable with respect to this Award of Performance Shares and the delivery of Shares in satisfaction of the Performance Shares. Unless the Grantee otherwise provides for the satisfaction of the withholding requirements in advance, upon vesting of all or a portion of the Earned Award of Performance Shares, the Company shall withhold and cancel a number of Shares having a market value equal to the minimum amount of taxes required to be withheld. The Company shall have the right to retain and withhold from any payment or distribution to the Grantee the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect to such payment. The Company may require Grantee to reimburse the Company for any such taxes required to be withheld and may withhold any payment or distribution in whole or in part until the Company is so reimbursed.

8.	Plan Documents; Grantee Bound by the Plan

The Grantee hereby acknowledges availability of the Plan, the Plan Prospectus and the Company’s latest annual report to shareholders or annual report on Form 10-K on the Company’s intranet. Grantee agrees to be bound by all the terms and provisions of the Plan.

9.	Restrictive Covenants

9.1 Grantee hereby acknowledges that the Company may disclose (and/or has already disclosed) to the Grantee and the Grantee may be provided with access to and otherwise make use of, certain valuable, Confidential Information (as defined below) of the Company. Grantee also acknowledges that due to the Grantee’s relationship with the Company, Grantee will develop (and/or has developed) special contacts and relationships with the Company’s employees, customers, suppliers and vendors and that it would be unfair and harmful to the Company if the Grantee took advantage of these relationships to the detriment of the Company. For purposes of this Section 9, references to the Company shall be deemed to include references to any subsidiary of the Company.

9.2 Grantee hereby agrees that during employment and for a period of one (1) year following any voluntary or involuntary termination of employment with the Company (regardless of reason), the Grantee will not directly or indirectly, individually, or on behalf of any Person other than the Company:

(a) solicit, recruit or induce (or otherwise assist any person or entity in soliciting, recruiting or inducing) any employee or independent contractor of the Company who performed work for the Company within the final year of the Grantee’s employment with the Company to terminate his or her relationship with the Company;

(b) knowingly or intentionally damage or destroy the goodwill and esteem of the Company, the Company’s Business or the Company’s suppliers, employees, patrons, customers, and others who may at any time have or have had relations with the Company;

(c) solicit the Company’s Customers, directly or indirectly, for the purpose of providing products or services identical to or reasonably substitutable with the products or services of the Company’s Business; or

(d) engage in or otherwise provide Services, directly or indirectly, within the Territory, to or for any Person or entity engaged in a business that competes directly or indirectly with the Company’s Business. Businesses that compete with the Company specifically include, but are not limited to, the following entities and each of their subsidiaries, affiliates, franchisees, assigns or successors in interest: AcceptanceNow; American First Finance, Inc.; American Rental; Bi-Rite Co., d/b/a Buddy’s Home Furnishings; Bestway Rental, Inc.; Better Finance, Inc.; billfloat; Bluestem Brands, Inc.; Conn’s, Inc.; Crest Financial; Curacao Finance; Dent-A-Med, Inc. d/b/a The HELPcard; Discover Rentals; Easyhome, Inc.; Flexi Compras Corp.; FlexShopper LLC; Fortiva Financial, LLC; Genesis Financial Solutions, Inc.; Lendmark Financial Serivces, Inc.; Mariner Finance, LLC; Merchants Preferred Lease-Purchase Services; New Avenues, LLC; Okinus; Premier Rental-Purchase, Inc.; OneMaine Financial Holdings, Inc.; Purchasing Power, LLC; Regional Management Corp.; Rent-A-Center, Inc. (including, but not limited to, Colortyme); Santander Consumer USA Inc.; Springleaf Financial; Tidewater Finance Company; and WhyNotLeaseIt.

9.3 The Grantee further agrees that during employment and for a period of one (1) year thereafter (or, with respect to Confidential Information that constitutes a “trade secret” under applicable law, until such information ceases to be a trade secret), he will not, except as necessary to carry out his duties as an employee of the Company, disclose or use Confidential Information. The Grantee further agrees that, upon termination or expiration of employment with the Company for any reason whatsoever or at any time, the Grantee will deliver promptly to the Company all materials (including electronically-stored materials), documents, plans, records, notes, or other papers, and any copies in the Grantee’s possession or control, relating in any way to the Company’s Business or containing any Confidential Information of the Company, which at all times shall be the property of the Company.

9.4 For purposes of this Section 9, the following terms shall have the meanings specified below:

(a) “Company’s Business” means the businesses of (i) financing, renting, leasing and selling new, rental or reconditioned residential furniture, electronic goods, household appliances, and related equipment and accessories; and/or (ii) providing web-based, virtual or remote lease-to-own programs or financing.

(b) “Confidential Information” means information, without regard to form and whether or not in writing, relating to Company’s customers, operation, finances, and business that derives value, actual or potential, from not being generally known to other Persons, including, but not limited to, technical or non-technical data (including personnel data relating to Company employees), formulas, patterns, compilations (including compilations of customer information), programs, devices, methods, techniques (including rental, leasing, and sales techniques and methods), processes, financial data (including rate and price information concerning products and services provided by the Company), or lists of actual or potential customers (including identifying information about customers). Such information and compilations of information shall be contractually subject to protection under this Agreement whether or not such information constitutes a trade secret and is separately protectable at law or in equity as a trade secret. Confidential Information includes information disclosed to the Company by third parties that the Company is obligated to maintain as confidential.

(c) “Customers” means all customers of the Company in the Territory (i) with whom Grantee has had contact on behalf the Company, (ii) whose dealings with the Company were coordinated or supervised by Grantee, or (iii) about whom Grantee obtained Confidential Information, in each case during the twelve (12) calendar months preceding termination of Grantee’s Services in the Territory.

(d) “Person” has the meaning ascribed to such term in the Plan. For the avoidance of doubt, a Person shall include any individual, corporation, bank, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity.

(e) “Services” means the services the Grantee provides or has provided for the Company.

(f) “Territory” means the United States. Grantee agrees that the Company conducts the Company’s Business in the Territory.

9.5 If, during his employment with the Company or at any time during the restrictive periods described above, the Grantee violates the restrictive covenants set forth in this Section 9, then the Committee may, notwithstanding any other provision in this Agreement to the contrary, cancel any Performance Shares outstanding under this Award that have not yet vested. The parties further agree and acknowledge that the rights conveyed by this Agreement are of a unique and special nature and that the Company will not have an adequate remedy at law in the event of a failure by the Grantee to abide by its terms and conditions nor will money damages adequately compensate for such injury. It is, therefore, agreed between the parties that, in the event of a breach by the Grantee of any of his obligations contained in Section 9 of this

Agreement, the Company shall have the right, among other rights, to damages sustained thereby and to obtain an injunction or decree of specific performance from any court of competent jurisdiction to restrain or compel the Grantee to perform as agreed herein. The Grantee agrees that this Section 9 shall survive the termination of his or her employment. Nothing contained herein shall in any way limit or exclude any other right granted by law or equity to the Company.

10.	Modification of Agreement

No provision of this Agreement may be materially amended or waived unless agreed to in writing and signed by the Committee (or its designee), and no such amendment or waiver shall cause the Agreement to violate Code Section 409A. Any such amendment to this Agreement that is materially adverse to the Grantee shall not be effective unless and until the Grantee consents, in writing, to such amendment (provided that any amendment that is required to comply with Code Section 409A shall be effective without consent unless the Grantee expressly denies consent to such amendment in writing). The failure to exercise, or any delay in exercising, any right, power or remedy under this Agreement shall not waive any right, power or remedy which the Company has under this Agreement.

11.	Clawback

This Award of Performance Shares and the Shares received upon settlement of the Performance Shares shall be subject to clawback by the Company to the extent provided in any policy adopted by the Board including any policy adopted to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

12.	Severability

Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

13.	Governing Law

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia without giving effect to the conflicts of laws principles thereof.

14.	Successors in Interest

This Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns, and upon any Person acquiring, whether by merger, consolidation, reorganization, purchase of stock or assets, or otherwise, all or substantially all of the Company’s assets and business. This Agreement shall inure to the benefit of the Grantee’s legal representatives. All obligations imposed upon the

Grantee and all rights granted to the Company under this Agreement shall be final, binding and conclusive upon the Grantee’s heirs, executors, administrators and successors.

15.	Resolution of Disputes

Any dispute or disagreement which may arise under, or as a result of, or in any way relate to the interpretation, construction or application of this Agreement shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

16.	Code Section 409A

This Agreement and this award of Performance Shares is intended to satisfy the requirements of Code Section 409A and any regulations or guidance that may be adopted thereunder from time to time and shall be interpreted by the Committee as it determines necessary or appropriate in accordance with Code Section 409A to avoid a plan failure under Code Section 409A(a)(1). To ensure compliance with Section 409A of the Code, (i) under all circumstances, vested Performance Shares that have not otherwise been forfeited shall be settled by delivery of the Shares no later than March 15th of the year following the year in which the Performance Shares vest, and (ii) this Agreement is subject to the provisions of Section 17.12 of the Plan (including the six-month delay, if applicable). This Section 16 does not create any obligation on the part of the Company to modify the terms of this Agreement or the Plan and does not guarantee that the Performance Shares or the delivery of Shares upon settlement of the Performance Shares will not be subject to taxes, interest and penalties or any other adverse tax consequences under Code Section 409A. The Company will have no liability to the Grantee or any other party if the Performance Shares, the delivery of Shares upon settlement of the Performance Shares or any other payment hereunder that is intended to be exempt from, or compliant with, Code Section 409A, is not so exempt or compliant or for any action taken by the Committee with respect thereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

AARON’S, INC.

By:

By signing below or by accepting this Award as evidenced by electronic means acceptable to the Committee, Grantee hereby (i) acknowledges that a copy of the Plan, the Plan Prospectus and the Company’s latest annual report to shareholders or annual report on Form 10-K are available from the Company’s intranet site or upon request, (ii) represents that he is familiar with the terms and provisions of this Agreement and the Plan, and (iii) accepts the award of Performance Shares subject to all the terms and provisions of this Agreement and the Plan using an online grant agreement/e-signature. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Compensation Committee of the Board of Directors upon any questions arising under the Plan. Grantee authorizes the Company to withhold from any compensation payable to him including by withholding Shares, in accordance with applicable law, any taxes required to be withheld by federal, state or local law as a result of the grant or vesting of the Performance Shares.

GRANTEE:

[GRANTEE NAME]

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